VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, UT 84118

May 18, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	VICTORY LG, INC. Amendment No. 2 to Registration Statement on Form S-1 Filed on May 18, 2011 File No. 333-173056

Attention:  Johnny Gharib of Jeffrey Riedler’s office

To Whom It May Concern:

In response to your letter dated May 16, 2011, VICTORY LG, INC. wishes to address the following comments.

Initial Sales Strategy, page 5 and page 21

1.   We note your response to prior comment 6 and the disclosure included on page 5 of the prospectus summary. However, you still have not revised your section entitled "Initial Sales Strategy" to explain how your plan to sell your products on the Internet fits into your initial "one-prong" sales approach of using Ms. Carson to conduct direct sales. Please revise your disclosure accordingly.

We acknowledge the Commission’s comment and have revised the disclosure on, or about, page 5 of the prospectus summary and throughout.

Initial Sales Strategy
We have established a direct sales approach using Pauline Carson coupled with the use of our internet web site to generate sales. Our direct sales will be conducted by Pauline Carson. She will market the product locally in the Salt Lake City, Utah area to retail chain stores. Her current marketing strategy consists of various Point of Sale material to   include advertising posters, flyers and magnetic strips with the Company name and its product developed by Pauline Carson in the past several months. We also intent to derive sales from our internet website which is currently under development at:   http://www.victorylg.com.  We need further funding to complete the Company’s internet website.

We intend to derive income from these sales and our goal is to establish brand recognition. Over the next twelve months, Victory LG, Inc. plans to build out and establish its reputation and network of clients and advisors in the energy liquid gel-cap business for sale to the general public. The Company aims to form long term working relationships with companies looking to sell Victory LG 8-hour Energy Liquid-Gels to the general public.

Risk Factors, page 9

2.   We note your response to prior comment 10. However, we asked you to move the risk factors "We have received an opinion of going concern from our auditors" and "If we do not obtain additional financing, our business will fail" to the beginning of your risk factors section. Please move these two risk factors to the beginning of your risk factors section, as these risks appear to be sufficiently significant that they should appear more prominently in this section.

We acknowledge the Commission’s comment and have relocated the two aforementioned risk factors at the beginning of the risk factors on, or about, page 12.

Pauline Carson currently devotes ten hours a week to the company…, page 13

3.   We note your response to prior comment 12; however, the risk factor you included lacks a discussion of the risks associated with Ms. Carson only currently working 10 hours per week. Please revise your risk factor discussion to discuss the risks associated Ms. Carson, who is your only employee and is solely responsible for the success of the business, only devoting 10 hours per week to the company on a part-time basis.

We acknowledge the Commission’s comment and have revised the risk factor concerning Ms. Carson on, or about, page 13.

PAULINE CARSON CURRENTLY DEVOTES TEN HOURS A WEEK TO THE COMPANY BUT WILL DEVOTE 4O HOURS A WEEK OR MORE ONCE THE COMPANY RAISES $75,000 IN CAPITAL.  FAILURE OF THE COMPANY TO RAISE $75,000 IN CAPITAL TO HAVE MS. CARSON DEVOTE 40 HOURS A WEEK TO THE COMPANY REPRESENT A SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

 Pauline Carson currently devotes approximately 10 hours per week to the affairs of the Company. Once the Company raises $75,000 in capital, Ms. Carson will devote 40 hours per week to the Company or more, and draw a salary of $2,000 per month.  Until such time, however, Ms. Carson’s inability to devote more than 40 hours a week to the Company represents a significant risk to the Company and you may lose all or part of your entire investment.  Additionally, failure of the Company to raise $75,000 in capital represents a significant risk and you may lose all or part of your entire investment.

Our future success relies on a combination of patents and patents pending…,page 10

4.   We note your response to prior comment 24 and reissue the comment. Please explain why you believe "trademark, service mark or trade secret protection" will prevent others from copying your product.

We acknowledge the Commission’s comment and have revised our disclosure of the aforementioned section on, or about, page 10.

OUR FUTURE SUCCESS RELIES UPON A COMBINATION OF PATENTS AND PATENTS PENDING, PROPRIETARY TECHNOLOGY AND KNOW-HOW, TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. IF OUR ONE PRODUCT IS DUPLICATED OUR RESULTS OF OPERATIONS WOULD BE NEGATIVELY IMPACTED.

Presently, we do not have any applications submitted for trademark protection for "Victory LG, Inc.” When funding permits, we will apply for trademark protection. In addition, we have no patents or patent applications pending on the Company’s one product. When funding permits, the Company will apply for patent protection of the Company’s one product.

Victory LG, Inc. has not been approved for any type of trademark, service mark, trade secret or patent protection as of yet. Because intellectual property protection is critical to our future success, we intend to rely heavily on patents to protect our proprietary and confidential information, which is not generally known or reasonably ascertainable, in order to keep the Company’s advantage in our one product over possible competitors. However patent protection may not be available in every country in which we intend to sell our one product online. Unauthorized parties may attempt to copy aspects of our one product or to obtain and use our proprietary information. As a result, litigation may be necessary to enforce our intellectual property rights to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of recourses which could significantly harm our business and operating results.

Management's Discussion and Analysis of Financial Condition and Results of operations, page 19

Overview, page 19

5.   We note your response to prior comment 36 that the company has estimated the selling price of your product, which includes manufacturing, packaging and company profit to be $2.85 per Energy Liquid-Gel packet; however, you still have not indicated whether your twelve month operating plan includes manufacturing, packaging and shipping your product or the cost of such activities. Please disclose on pages 20 and 23, where you discuss your twelve month operating plan, whether your plan contemplates manufacturing, packaging and/or shipping your product during this time. If it does not contemplate any of these activities, please make this clear. If it does, please provide disclosure which also describes the costs for manufacturing, packaging and shipping your product, as applicable. If the cost of manufacturing, packaging and shipping your product is included in the estimate of $15,000 needed for working capital expenses, please so state

We acknowledge the commission’s comment and have revised our disclosures on, or about, page 20 and 23 to reflect that the manufacturing and packaging of the Company’s Energy Liquid-Gel packets are included in the $15,000 needed for working capital.

If we are successful in our efforts to raise the $75,000, our twelve month operating plan shall be as follows (we would not move into our operations phase until we have established our internet website even if we are successful in our efforts to raise the $75,000 of capital):

•
The implementation of our direct sales model through Pauline Carson through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include flyers, brochures, direct marketing DVD’s and mailing costs. The Company intends to allocate these funds as soon as they are available.

•	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirement.

•
Software and hardware updates to maintain service and maintain the Company office will cost the Company at least $ 10,000. As a direct sales company continued improvements and upgrade to our systems is required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system modifications. The Company intends to allocate these funds with four month of the funds becoming available.

•
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $ 15,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover management expenses such as those from industry consultants in the energy liquid-gel capsule business, advisors, the possible addition of new personnel and the manufacture and packaging of the Company’s Energy Liquid Gel packets. The Company intends to pay its consultants, advisors fees and working capital expenses as they become due.

Inflation, page 23

6.   We note your response to prior comment 43 and associated revision to your prospectus. However, our comment requested that you move the second paragraph of your section entitled "Inflation," that begins "We are paying the expenses of the offering because we seek to...," to the cover page of your prospectus. Instead you moved the first paragraph that begins "The rate of inflation..." to the cover page. Please restore the first paragraph to its prior location under the title "Inflation" and relocate the second paragraph to the cover page.

We acknowledge the Commission’s comment and have inserted the second paragraph of the section entitled Inflation on, our about, page 7 of the cover page of the Prospectus.  Additionally, we have restored the former first paragraph to its prior location under the title Inflation.

The Company will need to raise capital which concerned the independent auditors because there is insufficient cash for operations for the next twelve months. We will have to seek other sources of capital.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing security holders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

Plan of Operation, page 25

7.   We note your response to prior comment 44. We also note that you added the required disclosure to your "Description of Business" section but not your "Plan of Operation" section. Please expand your disclosure in this section to include a discussion of how the company plans to "create a client base within this twelve month time frame.

We acknowledge the Commission’s comment and have included the required disclosures included in the Description of Business Section but not in our Plan of Operations.

PLAN OF OPERATION

We will not receive any proceeds from the sale of shares under this prospectus. Our continued existence is dependent upon our ability to obtain additional financial. Our capital requirements for the next twelve months will continue to be significant. Victory LG Inc. has not commenced its major operations of having its one product a liquid-gel capsule named Victory LG 8-hour energy Liquid-Gels, manufactured by an unaffiliated outside provider (Soft Gel Technologies, Inc. (SGTI) and the Company has not distributed the product to anyone. The Company will not have any 8-hour Energy Liquid-Gels manufactured until the Company has sold the product to an end user. We plan during the next twelve months to create a client base by aggressively marketing our product to generate: (1) sales in various retail stores and convenience stores; (2) sales on our website; and (3) sales through word of mouth advertising. Victory LG, Inc. is considered a development stage company because it has not commenced its major operations. In addition, the Company has not achieved any revenue in connection with its business to date. As a result we are a startup company. This means we have no operating history or revenue, and are at a competitive disadvantage

Retail Chain Stores, page 28

8.   We note your response to prior comment 47. We also note that your revised disclosure states, "The cost associated with each major retail store carrying the product would be in excess of $1.0M. This estimate is based using a nationwide major retail chain store like Wal-mart, for example, with each of its 4,400 stores selling approximately 64 packs of liquid energy gel at $3.99 per year." The example you provide does not support your disclosure that the cost associated with each major retail store carrying the product being in excess of $1.0M. Your example details the amount of sales that could be generated at Walmart; it does not discuss the cost associated with the retail store carrying your product. Please revise this section to explain how you derived the cost associated with each major retail store carrying the product to be in excess of $1.0M and clarify what this cost entails.

We acknowledge the Commission’s comment and have revised our disclosure for clarification purposes.

Sales to over 44,000 retail stores nationwide major retail chain stores such as Wal-Mart, Target and Walgreen ’ s. Retail chain stores would enable the Company to pay slotting fees to gain shelf space in more than 44,000 retail locations. At present, the Company does not have any formal agreements of any kind with any of the nationwide major retail chain stores. But this would be part of Victory LG’s long term sales strategy: introducing its liquid energy gel cap to nationwide major retail chain stores. The profit associated with each major retail store carrying the product could be in excess of $1.0M. This estimate is based on using a nationwide major retail chain store like Wal-mart, for example, with each of its 4,400 stores selling approximately 64 packs of liquid energy gel at $3.99 per year.  This example is for informational purposes only, and not necessarily indicative of a model that can be replicated nationwide, and should be understood as such and not relied upon by any investors interested in investing in the Company’s securities.

Experienced Management, page 30

9   We note your response to prior comment 50. We also note your revised disclosure which states, "She has had an extensive background in operational & financial risk management, consolidation & integrations and new business development for the companies she has been involved with. Pauline Carson is well versed in marketing products, with over 12 years of progressively responsible experience directing as many as 5,000 employees in companies with revenue in excess of $300 million." Please revise your disclosure to explain what you mean by the word "extensive" in the first statement and the words "progressively responsible experience" in the second statement. Also, please clarify how this background gives you a competitive edge in marketing the company's gel caps.

We acknowledge the Commission’s comment and have deleted from the disclosure the words “…extensive…” and “…progressively responsible experience…” in the disclosure entitled Experienced Management on, or about, page 30.  In addition, we have revised the disclosure.

Experienced Management:

The Company believes that it has experienced management. Our sole Director and executive officer Pauline Carson has over 12 years of experience in the management and business operations. The Company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its client base.   She has had a background in operational & financial risk management, consolidation & integrations and new business development for the companies she has been involved with. Pauline Carson is well versed in marketing products, with over 12 years of experience doing so in companies with as many as 5,000 employees and with revenues in excess of $300 million.  The Company believes that her 12 years of business experience, coupled with her marketing experience, gives us a competitive edge in marketing Victory LG’s energy Liquid Gel Caps to consumers in the Salt Lake City, Utah area.

Management Biographies, page 31

10   We note your response to prior comment 51. We also note your revised disclosure regarding Ms. Carson's background which states, "She also served as an Executive Director with Mainline Industries, Inc., from 2004 to 2010, compounding her vast understanding of both the domestic and international distribution channels encompassing retail, wholesale and direct sales markets." Please revise your disclosure to remove the phrase "compounding her vast understanding." When discussing Ms. Carson's background, please remember to avoid the use of colorful adjectives and limit the disclosure to only objective, verifiable information.

We acknowledge the Commissions comment and have deleted the disclosure accordingly.

Pauline Carson; Chief Executive Officer, President, Chief Financial Officer

Pauline Carson served as Chief Executive Officer and Chief Operating Officer with Starbridge Consumer Products, Inc., from 2000 to 2003 and was actively involved in the consumer beverage, consumer durables and financial services industries. She also served as an Executive Director with Mainline Industries, Inc., from 2004 to 2010, enabling her to become familiar and understand both the domestic and international distribution channels encompassing retail, wholesale and direct sales markets.

Closing Comments

Based on the Company’s Amendment No.1 to its S-1 filing dated March 25, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Pauline Carson
Pauline Carson

Chief Executive Officer
Victory LG, Inc.